

May 24, 2024

Sandstorm Gold Royalties Provides Asset Updates; Greenstone Pours First Gold

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide updates on various developments from the Company's diversified royalty portfolio.

Equinox Gold Pours First Gold at Consolidated Greenstone Mine

Equinox Gold Corp. ("Equinox Gold") has announced first gold pour at its 100% owned Greenstone gold mine in Ontario, Canada. The inaugural gold pour was achieved on schedule, producing 1,800 ounces of gold from the full recovery circuit, with all equipment operating as expected. In April, Equinox Gold announced that ore had been introduced into the grinding circuit and more than 1.5 million tonnes ("Mt") of ore had been stockpiled for commissioning. Progressively higher-grade ore will be fed into the mill as production ramps up toward planned throughput of 27,000 tonnes per day, with commercial production targeted for the third quarter of 2024.

In May, Equinox Gold closed the previously announced acquisition of the remaining 40% of Greenstone Gold Mine GP Inc. from certain funds managed by Orion Mine Finance Management LP ("Orion"), giving Equinox Gold 100% ownership of the Greenstone mine. Equinox Gold paid Orion US$705 million in cash and 42.0 million Equinox Gold shares valued at US$250 million on closing. An additional US$40 million in cash is payable by December 31, 2024, for total consideration of US$995 million for Orion's 40% interest. The consolidated Greenstone is Equinox Gold's largest mine, producing an expected average of 400,000 ounces of gold per year over the first five years and on average 360,000 ounces of gold per year over the initial 14-year mine life. Greenstone is expected to be one of the world's lowest-cost open-pit gold mines. Equinox Gold notes that the transaction also consolidates the Greenstone underground deposit, which is a key expansion opportunity at the mine, as well as multiple gold deposits in a highly prospective land package over a 100-kilometre trend to the west of Greenstone.

For more information, visit Equinox Gold's website at www.equinoxgold.com and refer to the press releases dated April 9, April 23, May 13, and May 23, 2024.

Sandstorm holds a gold stream on the Greenstone mine whereby the Company is entitled to purchase 2.375% of gold produced at the mine until 120,333 ounces are delivered, and then 1.583% of gold produced. Sandstorm will make ongoing payments equal to 20% of the spot price of gold per ounce plus an additional payment of up to US$30 per ounce in ESG contributions.

Woodlawn Production Restart Study Outlines Pre-Tax NPV of A$658 Million

Develop Global Limited ("Develop") has announced the results of a Production Restart Study (the "PRS") on its Woodlawn copper-zinc mine in New South Wales, Australia. The PRS outlines a pre-tax net present value ("NPV") of A$658 million, representing a 37% increase from the previous estimate. Proven and Probable Reserves have increased by 80% to 6.0 Mt at 1.5% copper, 1.3% lead, 3.6% zinc, 29.0 grams per tonne ("g/t") silver and 0.4 g/t gold containing 5.6 million ounces ("Moz") of silver. Inclusive Mineral Resources have increased by 55% to 11.3 Mt at 1.8% copper, 2.1% lead, 5.8% zinc, 46.0 g/t silver, and 0.5 g/t gold (based on a NSR cut-off grade of $A100 per tonne). In light of financial and operational metrics outlined in the PRS, Develop has decided to start exploring funding options which may result in it selling a minority interest in Woodlawn. The mine plan indicates Woodlawn will produce an average 12,000 tonnes of copper and 36,000 tonnes of zinc in payable metal per annum. Woodlawn is expected to produce 80,000 tonnes copper and 218,000 tonnes zinc in payable metal over the life of mine.

For more information, visit Develop's website at www.develop.com.au and see the press release dated April 3, 2024.

Sandstorm has a silver stream on the Woodlawn project whereby the Company has the right to purchase an amount of silver equal to 80% of payable silver produced, to a maximum value of A$27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1 Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

Bonterra and Osisko Mining Announce Initial Exploration Results Under Urban-Barry Option Agreement

Bonterra Resources Inc. ("Bonterra") has announced initial drill results from the exploration drilling program on the newly named Phoenix JV (formerly known as the Urban-Barry Property). The drill program is part of a definitive earn-in and joint venture agreement with Osisko Mining Inc. ("Osisko"), whereby Osisko has the right to acquire up to a 70% interest in the Phoenix JV by spending C$30 million in work expenditures over a three-year period. Osisko plans to drill over 35,000 metres on the project in 2024, and as of April 15, 2024, approximately 20,000 metres have been drilled on the project. Osisko has identified multiple targets on the project, including the Moss target, which is located only five kilometres south-west from the Windfall gold deposit. Initial drill results at Moss confirm similarities to the multimillion-ounce Windfall Gold deposit. First drill results include:

- OSK-PHX-24-004:
  - 5.18 g/t gold over 3.3 metres from 528.0 metres, including 16.75 g/t gold over 1.0 metres from 528.0 metres, and;
  - 3.19 g/t gold over 2.9 metres from 575.0 metres, including 12.70 g/t gold over 0.7 metres from 577.2 metres.
- OSK-PHX-24-013:
  - 6.76 g/t gold over 0.8 metres from 11.0 metres, and;
  - 9.63 g/t gold over 0.5 metres from 181.4 metres.
- OSK-PHX-24-030:
  - 9.52 g/t gold over 0.3 metres from 62.5 metres.

For more information, visit Bonterra's website at www.btrgold.com and refer to the press releases dated January 18, 2024, and April 15, 2024.

Sandstorm holds a net smelter returns ("NSR") royalty ranging between 0.5%–3.9% on portions of the Urban-Barry property, which covers both the Barry and Moss deposits. Sandstorm also holds a 1.0% NSR royalty on the neighbouring Gladiator (West Arena) gold deposit.

Houndé Gold Mine Exploration Program Update

Endeavour Mining Corporation ("Endeavour") provided an update to its 2024 exploration program at the Houndé gold mine in Burkina Faso. In the first quarter of 2024, Endeavour spent US$2.3 million of a proposed US$7.0 million exploration program, consisting of 5,328 metres of drilling across 25 drill holes. The program is focused on delineating targets at depth within the Kari Area and Vindaloo Deeps, as well as adding resources at existing deposits. Drilling continued to test the continuity of mineralization at the Vindaloo Deeps target with preliminary results demonstrating the potential for a large, higher-grade underground resource. Additional drilling is also expected at the Koho East and Vindaloo South East deposits to improve resource definition. Sterilization drilling is expected to continue to confirm proposed footprints for future site infrastructure.

In 2017, Sandstorm acquired a 2.0% NSR royalty on the Houndé mine, including the Vindaloo, Kari West, and Kari Center deposits, as well as the Koho East target. As of December 31, 2023, the mine has produced over 1.7 Moz of gold since production began in 2017 while contained gold in Mineral Reserves and Resources at Houndé has increased by approximately 55% over the same period[1]. Houndé hosts a Proven and Probable Reserve containing 2.6 Moz of gold within 52.1 Mt at 1.57 g/t gold. Measured and Indicated Resources, inclusive of Reserves, contain 3.8 Moz of gold contained in 73.1 Mt at 1.63 g/t gold (effective December 31, 2023; cut-off grade 0.5 g/t gold).

For more information, visit Endeavour's website at www.endeavourmining.com and see the press release dated May 2, 2024.

Fruta del Norte Mineral Reserves Increase to 5.50 Million Ounces

Lundin Gold Inc. ("Lundin Gold") announced updated estimates of Mineral Reserves and Mineral Resources for its Fruta del Norte ("FDN") gold mine in Ecuador. Measured and Indicated inclusive Resources are reported at 23.53 Mt with an average grade of 9.24 g/t containing 6.99 Moz of gold based on a 3.4 g/t gold cut-off grade. Proven and Probable Reserves for FDN are reported at 21.70 Mt with an average grade of 7.89 g/t containing 5.50 Moz of gold. Lundin Gold reported that the 2023 conversion drilling campaign was successful at reclassifying Inferred Resources to Indicated in areas immediately beyond the current Reserve boundary, including extensions to the north, at depth and to the south of the FDN deposit. A total of 0.35 Moz of new Inferred Resources were also added as a result of the conversion and near-mine drilling completed in 2023. Inferred Resources are reported at 7.98 Mt with an average grade of 5.77 g/t containing 1.5 Moz. Lundin Gold has grown FDN's Mineral Reserves since operations began in 2019, adding approximately 2.6 Moz before mining depletion.

For more information, visit Lundin Gold's website at www.lundingold.com and see the press releases dated March 27, 2024. Sandstorm holds a 0.9% net smelter returns ("NSR") royalty on the precious metals produced at FDN.

Note 1
Resources inclusive of Reserves on a 100% basis. Houndé Mineral Reserves and Resources effective December 31, 2023 compared to Houndé Mineral Reserves and Resources effective December 31, 2017. For more information visit www.endeavourmining.com.

Qualified Person

Keith Laskowski (MSc), Sandstorm's Vice President, Geology is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson
President & CEO

604 689 0234

Mark Klausen
Corporate Communications

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2023 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.